Exhibit 99.1

Neptune Announces Results of Annual Meeting and Elections of its Directors

LAVAL, QC, Oct. 1, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced the voting results for the election of its directors listed in its management proxy circular dated July 30, 2021 held at its annual meeting of shareholders, which took place virtually on August 26, 2021 (the "AGM").

Election of Directors
According to proxies received and a vote by poll at the meeting, the following individuals were elected as directors of Neptune until the next annual meeting of shareholders, with the following results:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John M. Moretz	50,413,605	67.79%	23,950,615	32.21%
Michael Cammarata	56,589,807	76.10%	17,774,412	23.9%
Ronald Denis	43,546,086	58.56%	30,818,134	41.44%
Joseph Buaron	60,512,354	81.37%	13,851,866	18.63%
Michael de Geus	61,899,530	83.24%	12,464,690	16.76%
Julie Phillips	64,880,668	87.25%	9,483,551	12.75%

About Neptune Wellness Solutions Inc.

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2021/01/c9202.html

%CIK: 0001401395

For further information: Valter Pinto, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 01-OCT-21